BRADLEY W. HARRIS
Senior Vice President and
  Chief Financial Officer
D 614.643.0321
bharris@oxfordresources.com

41 South High Street
Suite 3450
Columbus, OH 43215-6150
P 614.643.0337
F 614.754.7100
www.oxfordresources.com

January 18, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20459

Re:	Oxford Resource Partners, LP Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 14, 2012 File No. 001-34815

Dear Ms. Jenkins:

Set forth below are the responses of Oxford Resource Partners, LP (“we” or the “Company”) to the comments from the Staff of the Securities and Exchange Commission (the “Commission”), referenced in your letter dated December 28, 2012, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Annual Report”).  For your ease of reference, this letter includes each of the Staff’s comments in bold and italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Liquidity and Capital Resources, page 63

Cash Flows, page 64

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
January 18, 2013

1.
We note your disclosure that the fiscal 2011 increase in operating cash flows is primarily due to “favorable working capital changes.” Please confirm to us that you will expand your discussion of operating cash flows in future filings to describe the underlying drivers for the favorable working capital changes. Refer to FRC 501.13.b.1 for additional guidance. Please provide us with the text of your proposed disclosure in your response.

Response:

1.
We acknowledge the Staff’s comment and confirm that we will expand our discussion of operating cash flows in future filings to describe the underlying drivers for working capital changes.  (When we reference herein future filings in our responses to the Staff’s comments, we mean filings beginning with our 2012 Annual Report on Form 10-K.)  The text of our proposed disclosure, assuming it was made in the 2011 Annual Report, would be as follows:

“Net cash from operating activities was $44.5 million for the year ended December 31, 2011 compared to $40.3 million for the year ended December 31, 2010, an increase of $4.2 million.  This increase is primarily attributable to comparatively favorable changes in working capital components, including $5.3 million and $3.4 million in inventory and accounts receivable, respectively, partially offset by the comparatively unfavorable changes of $1.9 million in asset retirement obligations and $1.3 million in cash contributed by operations (calculated as net loss adjusted for non-cash items).  The accounts receivable change (primarily due to timing of payments in December 2009) and inventory change (primarily due to higher coal inventory levels at year-end 2010 compared to year-ends 2011 and 2009) are typical within the industry and not indicators of a change in future or past trends.”

2.
We note your disclosure that the fiscal 2011 decrease in financing cash flows is primarily attributable to the absence of initial public offering proceeds in 2011. We further note the significant differences in proceeds from and payments on borrowings, advances on line of credit and distributions to partners for fiscal 2011 compared to 2010. Please confirm to us that you will expand your discussion of financing cash flows in future filings to describe the significant underlying drivers for the changes. Please provide us with the text of your proposed disclosure in your response.

Response:

2.
We acknowledge the Staff’s comment and confirm that we will expand our discussion of financing cash flows in future filings to describe the significant underlying drivers for any changes.  The text of our proposed disclosure, assuming  it was made in the 2011 Annual Report, would be as follows:

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
January 18, 2013

“Net cash from financing activities was ($0.9) million for the year ended December 31, 2011 compared to $42.1 million for the year ended December 31, 2010, a decrease of $43.0 million.  The decrease in net cash from financing activities was primarily attributable to transactions related to our initial public offering that occurred in 2010.  In 2010, we received net proceeds of $144.4 million from our initial public offering (net of $6.1 million of offering expenses) and concurrently refinanced our credit facility receiving net proceeds of $54.4 million (net of $5.6 million of debt issuance costs).  Also, from 2010 to 2011, we had a net increase in the change in borrowings on our line of credit of $18.5 million, a net decrease in the change in payments on borrowings of $86.3 million, and a decrease in distributions to partners of $50.3 million.  In conjunction with our initial public offering, we paid off the existing debt of $96.5 million which is the primary factor responsible for the change in payments on borrowings.  While our quarterly distributions to our partners in 2011 were substantially more than our quarterly distributions to them in 2010, we also made significant distributions to our partners in 2010 related to our initial public offering.  As a result, our aggregate distributions to partners were more in 2010 than in 2011.”

Item 9A. Controls and Procedures, page 74

Management’s Annual Report on Internal Control Over Financial Reporting, page 74

3.
We note that you only conclude on the effectiveness of your disclosure controls and procedures under your controls and procedures disclosure. Please revise to also disclose your conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2011. Refer to Item 308(a)(3) of Regulation S-K.

Response:

3.
In response to the Staff’s comment, we intend to file an amendment to the 2011 Annual Report on Form 10-K/A, and in that amendment we will amend Part II, Item 9A to disclose that, based upon management’s assessment, the Company’s internal control over financial reporting was effective as of December 31, 2011.  Please see Exhibit 1 included with this letter which shows the revision in this regard that we intend to make in that amendment.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
January 18, 2013

4.
We note that you combine your intangible assets, deferred financing costs and below-market coal sales contracts within the Other long-term assets line item and in Note 7 to your financial statements. In future filings, please separately present your intangible assets pursuant to ASC 350-30-45-1.

Response:

4.	We acknowledge the Staff’s comment and in future filings we will present our intangible assets as a separate line item in the consolidated balance sheet pursuant to ASC 350-30-45-1.

Consolidated Statements of Cash Flows, page F-5

5.
We note that you reconcile operating cash flows to net loss attributable to unitholders instead of to net income. Please tell us why you believe it is appropriate to reconcile operating cash flows to net loss attributable to unitholders, or revise as necessary. Refer to ASC 230-10-45-28.

Response:

5.
We acknowledge the Staff’s comment, and note that, as a Master Limited Partnership (“MLP”), the Company believed that net income attributable to unitholders was a more relevant financial reporting measure for purposes of reconciliation.  Accordingly, this was the metric to which we reconciled operating cash flows.  Under this method, we started with net (loss) income attributable to unitholders and then adjusted for noncontrolling interest in subsidiary earnings.  As suggested in your comment, we acknowledge that an alternative is to begin with total net (loss) income without making the adjustment for noncontrolling interest in subsidiary earnings.  Although the starting point in the two approaches is different, the resulting cash flows from operating activities are the same under either method.  We confirm that, consistent with your comment, we will make this revision in future filings to reconcile cash flows to net (loss) income in our statements of cash flows.

Notes to Consolidated Financial Statements, page F-7

Note 17: Concentration of Credit Risk and Major Customers, page F-29

6.	We note that you aggregate the information disclosed about your major customers. In future filings, please separately disclose the revenues from each major customer pursuant to ASC 280-10-50-42.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
January 18, 2013

Response:

6.
We acknowledge the Staff’s comment and in future filings will separately disclose the revenues from each major customer pursuant to ASC 280-10-50-42. The text of our proposed disclosure, assuming  it was made in the 2011 Annual Report, would be as follows:

“We market our coal principally to electric utilities, municipalities and electric cooperatives and industrial customers in Illinois, Indiana, Kentucky, Ohio, Pennsylvania and West Virginia.  As of December 31, 2011 and 2010, accounts receivable from electric utilities totaled $19.4 million and $21.1 million, respectively, or 68.5% and 75.1% of total trade receivables, respectively.  A small portion of these sales are executed through coal brokers.  The following table shows the amount of sales to each customer (in each year where applicable, a “Major Customer”) which individually accounted for greater than 10% of sales in any of the years ended December 31, 2011, 2010 and 2009.

	Revenues in Year Ended December 31,
Customer	2011	2010	2009
AEP	$139.7	$106.7	$102.0
First Energy	58.0	39.8	(1)
Duke	(1)	42.4	42.8
East Kentucky Power Cooperative	43.7	39.9	43.3
Big Rivers Electric	44.0	(1)	(1)

(1)	Sales to this customer in this year were less than 10%.

The four Major Customers in each of 2011 and 2010, in the aggregate, represented approximately 71.3% and 64.2%, respectively, of our total sales in those years, and three Major Customers in 2009, in the aggregate, represented approximately 64.1% of total sales in that year.  Three of the Major Customers in each of 2011 and 2010, in the aggregate, represented approximately 68.1% and 61.2% of the outstanding accounts receivable at both December 31, 2011 and 2010, respectively.”

Section 302 Certifications, Exhibits 31.1 and 31.2

7.
We note that you omitted the introductory language in paragraph 4, and paragraph 4(b) referring to internal control over financial reporting from the certifications filed with your December 31, 2011 Form 10-K and fiscal 2012 Forms 10-Q.  Please revise to include these required disclosures exactly as set forth in Item 601(b)(31) of Regulation S-K.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
January 18, 2013

Response:

7.
In response to the Staff’s comment, and as indicated in response to Comment 3 above, we intend to file an amendment to the 2011 Annual Report on Form 10-K/A, and with that amendment we will provide revised certifications contained in Exhibits 31.1 and 31.2 to comply with the form and content prescribed in Item 601(b)(31) of Regulation S-K.   We also intend to file amendments to our fiscal 2012 Forms 10-Q on Form 10-Q/A, and with those amendments will provide revised certifications in the same form and content.  Please see Exhibit 1 included with this letter which shows the revision in this regard that we intend to make in those amendments.

In addition to our responses above, and pursuant to your request, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please e-mail any additional written comments to my attention at bharris@oxfordresources.com, with a copy to Daniel M. Maher at dmaher@oxfordresources.com.  I can also be contacted at (614) 643-0321 if you wish to discuss any further questions or comments.

Sincerely, /s/ BRADLEY W. HARRIS Bradley W. Harris

Exhibit 1

Comment 3, Item 9A. Controls and Procedures, page 74

The only changes are in the fourth paragraph, and are identified below by (i) showing the deleted wording in brackets and (ii) showing the added wording in bold and italics with underlining.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our chief executive officer and chief financial officer, of the effectiveness of our internal control over financial reporting [disclosure controls and procedures] (as defined in Rules 13a-15(f) and 15(d)-15(f) [Rules 13a-15(e) and 15d-15(e)] promulgated under the Securities Exchange Act of 1934, as amended).  Based upon that evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was [disclosure controls and procedures were] effective as of the end of the period covered by this report.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Grant Thornton, an independent registered public accounting firm, as stated in their report set forth in the Report of Independent Registered Public Accounting Firm included in this Annual Report on Form 10-K.

i

Comment 7, Section 302 Certifications, Exhibits 31.1 and 31.2

Paragraph 4 will be replaced in its entirety with the following:

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

ii